AB 3/17

KDS 3/17

11017409

SECUR... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OAK GROVE INVESTMENT SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 So. WALNUT
(No. and Street)

Rochester (City) IL. (State) 62563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD MCCARTHY 217-836-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK SCHAFER & PUNKE, LLP
(Name – *if individual, state last, first, middle name*)

600 E. ADAMS (Address) SPRINGFIELD (City) IL (State) 6270 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, DONALD J MCCARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OAK GROVE INVESTMENT SERVICES, INC, as of 12-31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Sara Clayton
Notary Public, State of Illinois
Commission Expires 4/29/2012

Sara Clayton
Notary Public

Donald J McCarthy
Signature

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statements of financial condition of Oak Grove Investment Services, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 22, 2011

Oak Grove Investment Services, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,390	$ 10,400
Investment	5,996	5,995
Accounts receivables	1,915	-
Total current assets	12,301	16,395
PROPERTY AND EQUIPMENT, less accumulated depreciation of $ 3,698 in 2010 and $ 3,643 in 2009	138	193
Total assets	$ 12,439	$ 16,588
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 3,220	$ -
Accrued rent payable	1,800	-
Total current liabilities	5,020	-
STOCKHOLDER'S EQUITY		
Common stock - authorized 1,000,000 shares, no par value issued and outstanding 1,000,000 shares	1,000	1,000
Paid-in capital	12,050	12,050
Retained earnings	(5,631)	3,538
Total stockholder's equity	7,419	16,588
Total liabilities and stockholder's equity	$ 12,439	$ 16,588

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENT OF INCOME

Year Ended December 31

	2010	2009
REVENUE		
Commission income	$ 125,444	$ 211,767
Registration and license	4,590	5,495
Interest income	77	139
Total revenue	130,111	217,401
EXPENSES		
Commissions	93,231	124,670
Rent	12,679	45,672
Management fee	6,000	24,000
Consulting fees	9,275	8,676
Licensing	4,988	5,287
Legal and accounting	4,255	2,750
Membership	3,070	2,135
Contract labor	3,836	1,618
Insurance bond	828	950
Health and life insurance	307	783
Bank charges	571	601
Depreciation	55	78
Miscellaneous	185	643
Total expenses	139,280	217,863
Net (loss) before income taxes	(9,169)	(462)
Federal and state income taxes	-	-
NET LOSS	$ (9,169)	$ (462)

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31

Balance at December 31, 2008	$	17,050
Net loss for the year		(462)
Balance at December 31, 2009		16,588
Net loss for the year		(9,169)
Balance at December 31, 2010	$	7,419

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (9,169)	$ (462)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	55	78
Change in assets and liabilities		
Accounts receivable	(1,915)	13,551
Accounts payable	3,220	(20,632)
Investment	(1)	(5)
Accrued rent payable	1,800	-
(DECREASE) IN CASH AND CASH EQUIVALENTS	(6,010)	(7,470)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,400	17,870
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,390	$ 10,400

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Oak Grove Investment Services, Inc. (the Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Property and Equipment

Fixed assets are stated at cost. Depreciation is computed using accelerated methods. The useful lives used are 5 to 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

5. Income Taxes

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due.

6. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

7. Revenue Recognition

Fee revenue relating to underwriting commitment is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

NOTE B - INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2010. The rate of interest is 1.25%. The certificate is carried at its net liquidation value.

NOTE C - INCOME TAXES

Income taxes payable consist of the following at December 31:

	2010	2009
Federal	$ -	$ -
Illinois	-	-
Total	-	-
Less: Federal and Illinois estimates paid	-	-
Balance payable/(overpayment)	$ -	$ -

The Company prepares its tax returns on the cash basis of accounting. For 2010, the Company incurred a loss of $ 5,697 on its tax return, therefore, there was no federal or state income tax liability at December 31, 2010. The deferred tax asset and credit arising from net operating loss carryforwards was not material to the financial statements.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 5,000 at December 31, 2009. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $ 12,301 and $ 16,395 which was $ 7,301 and $ 11,395, respectively, in excess of its required net capital of $ 5,000.

NOTE E - RELATED PARTY TRANSACTIONS

The Company leases office space from the Pettyjohn Family Trust at the rate of $ 600 per month. The terms of the lease have been agreed to be extended on a month-to-month basis. The Pettyjohn Family Trust allowed the Company to defer the payment of part of the 2010 rent expense. The outstanding balance due is reflected in the accrued rent payable.

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2010 and 2009, the fees were $ 6,000 and $ 24,000, respectively. Expenses covered by the management fee include: office space, staff, utilities, supplies, equipment, and management of the Company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc. Acorn Service Group, Inc. agreed to cancel the management fee contract on April 1, 2010. No further management fees were incurred or accrued after April 2010.

NOTE F - CONSIDERATION OF SUBSEQUENT EVENTS

The Company assessed events that have occurred subsequent to December 31, 2010 through February 22, 2011, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE G - MANAGEMENT'S PLAN FOR ONGOING OPERATIONS

Management has other entities and they intend to support the NASD registered broker-dealer through these entities to the extent necessary to keep the Company adequately capitalized.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
Oak Grove Investments, Inc.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on page 13 is presented for purposes of additional analysis and is not a required part of the 2010 basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the 2010 basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 22, 2011

Oak Grove Investment Services, Inc.

SCHEDULE OF NET CAPITAL

Year Ended December 31

	2010	2009
Allowable assets	$ 12,301	$ 16,395
Total liabilities	5,020	-
Net capital per audit report accrual basis	$ 7,281	$ 16,395
Net capital per December 31 FOCUS Report	$ 9,340	$ 16,395

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2010 and 2009